NUWAVE TECHNOLOGIES, INC.
                          1416 Morris Avenue, Suite 207
                             Union, New Jersey 07083
                                 (208) 529-5337

February 4, 2005

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:      NuWave Technologies, Inc.
         Form SB-2 Registration Statement filed on August 9, 2004, with an amendment filed on December 21, 2004
         File No. 333-118044

Ladies and Gentlemen:

      Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting NuWave Technologies, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2, filed by the Registrant on August 9, 2004, with an amendment filed on December 21, 2004 (the "Registration Statement").

      No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

                               Sincerely,

                               /s/ George Kanakis
                               ------------------
                                   George Kanakis
                                   Chief Executive Officer, President and
                                   Chief Financial officer